Exhibit 99.1

HALF YEAR REPORT Genetic Technologies Limited Appendix 4D Half-year ended 31 December 2023

Name of entity: Genetic Technologies Limited

ABN: 17 009 212 328

Half-year ended: 31 December 2023

Previous period: 31 December 2022

Results for announcement to the market

Revenue for ordinary activities	Down	5%	to	$3,958,682

Loss after tax (from ordinary activities) for the period	Up	18%	to	(6,419,264)

Total comprehensive loss for the period attributable to members	Up	18%	to	(6,433,911)

Net tangible assets per security

	31 December 2023		31 December 2022
	Cents		Cents
Net tangible asset backing (per security)	2.25	[1]	0.05

Explanation of results

An explanation of the key financial elements contributing to the revenue and result above can be found in the review of operations included within the Directors’ report.

Distributions

No dividends have been paid or declared by the Company for the current financial period. No dividends were paid for the previous financial period.

Other information required by Listing Rule 4.2A

Details of individual and total dividends or distributions and dividend or distribution payments:	N/A
Details of any dividend or distribution reinvestment plans:	N/A
Details of associates and joint venture entities:	N/A
Other information:	N/A

Other disclosures and financial information

For other Appendix 4D disclosures, refer to the Half-year Financial Report for the period ended 31 December 2023 attached.

1 On 18 December 2023 GTG undertook a share consolidation of its equity securities on the basis of 1 security for every 100 securities held. Shareholders approved the equity consolidation at the 2023 AGM.

Genetic Technologies Limited

ABN 17 009 212 328

Interim report for the half-year ended 31 December 2023

Genetic Technologies Limited

Directors’ Report

31 December 2023

This interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report should be read in conjunction with the annual report for the year ended 30 June 2023 and any public announcements made by Genetic Technologies Limited during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

The Directors submit the financial report on the consolidated entity consisting of Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE, “GTG” and the “Company”) and the entities (“Group”) it controlled at the end of, or during, the half-year ended 31 December 2023.

Directors

The following persons were Directors of Genetic Technologies Limited during the whole of the half-year and up to the date of this report:

Mr Peter Rubinstein

Dr Jerzy Muchnicki

Dr Lindsay Wakefield

Mr Nicholas Burrows (resigned 15 February 2024)

Chief Executive Officer

Mr Simon Morriss

Chief Financial Officer & Company Secretary

Mr Tony Di Pietro

Review of operations

For the half-year ended 31 December 2023, the group incurred a loss before income tax of $6,419,264 (2022: $5,608,311) and net assets as at 31 December 2023 were $4,812,135 (30 June 2023: $11,162,576). The group’s cash position at 31 December 2023 was $3,729,200 (30 June 2023: $7,851,197).

The Group’s customer receipts for the half-year to 31 December 2023 were $3,879,692 (2022: $4,455,615).

4

Genetic Technologies Limited

Directors’ Report

31 December 2023

Operational Review

Sales continued to disappoint with ongoing challenges to generating significant penetration into both payers in the USA and general practice with a focus shifting to groups that are already embracing preventative health measures as a core part of their practice. Green shoots are clearly starting to appear with the additional new focus on DTC and CIT opportunities in the USA aimed at having a material impact on revenues.

A summary of key highlights for the first half ending 31 December 2023 follow:

●	Cash receipts totalling $5.6m for the Half Year ending December 2023, receipts from customers were $3.88m and the company received an R&D tax incentive refund of $1.75m.

●	Appointment of two experienced commercial advisors to accelerate our Direct to Consumer (‘DTC’) plans for Genetype in the U.S., capitalising on the burgeoning consumer personalised health and wellness sector.

●	Record number of geneType tests processed, with six times more commercial samples received in the most recent quarter compared to the prior corresponding period.

●	Launched Hereditary Breast & Ovarian Cancer Risk Assessment Test (HBOC) via an exclusive Santa Monica event for a select group of clinicians.

●	Commenced Precision Medicine Pilot with the Gold Coast Private Hospital, a member of Healthscope, to establish a Precision Medicine Clinic at the hospital.

●	Expanding Global Footprint – South East Asia with discussions continuing with potential partners to access Indonesia’s healthcare market via the geneType Multi-Risk test.

●	Expanding Global Footprint – The company’s branded tests to be offered to subscribers of the UK National Pharmacies Association (NPA) via a targeted campaign from April 2024.

●	Commenced activities associated with CASSOWARY Trial. This trial is to receive MRFF grant funding, GTG was named sole industry partner for the $2.4 million clinical trial. Results will inform how cancer risk is assessed and has the potential to reshape care in general practice.

●	GeneType Multi-Test granted approval for Pancreatic Cancer, Melanoma, and Atrial Fibrillation in Australia.

●	Peer-reviewed research paper validates geneType’s Pancreatic Cancer risk test, showing a nearly 50% improvement to the traditional clinical risk score in identifying patients at high risk of developing pancreatic cancer.

●	Environmental, Social, and Governance (ESG) reporting commenced with the development of a baseline report addressing 21 core metrics set by the World Economic Forum (WEF).

The board, management and staff continue to strive for increased penetration of our key geneTye platform along with the support from our existing consumer facing businesses. A test that covers 70% of all serious diseases to which 1 in 2 people will eventually succumb is going to be the “Standard” and we aim to be the company that leads this revolution in preventative health opportunties!

5

Genetic Technologies Limited

Directors’ Report

31 December 2023

Significant changes in the state of affairs

There have been no significant changes in the state of affairs of the Group during the period.

Events since the end of the financial period

On 20 February 2024, shareholders were informed that an Extraordinary General Meeting (EGM) was to be held on 20 March 2024. The item of business for this meeting is to provide approval for the issuance of up to an additional 100% of the Company’s issued capital and an attaching option/warrant. The passing of the resolution for this item of business will provide the Company with the flexibility to raise capital up to this amount, for up to 3 months, following the approval of shareholders.

On 15 February 2024, GTG announced the resignation of independent Non-executive Director, Mr Nick Burrows, and its intention to appoint two new directors with significant commercial experience.

No other matter or circumstance has arisen since 31 December 2023 that has significantly affected or may significantly affect:

(a)	the Group’s operations in future years; or
(b)	the results of those operations in future years; or
(c)	the Group’s state of affairs in future years.

Auditor’s independence declaration

A copy of the auditor’s independence declaration as required under section 307C of the Corporations Act 2001 is set out on page 7.

This report is made in accordance with a resolution of Directors.

Mr Peter Rubinstein

Director

Melbourne

23 February 2024

6

Grant Thornton Audit Pty Ltd
Level 22 Tower 5 Collins Square 727 Collins Street
Melbourne VIC 3008
GPO Box 4736
Melbourne VIC 3001
T +61 3 8320 2222

Auditor’s Independence Declaration

To the Directors of Genetic Technologies Limited

In accordance with the requirements of section 307C of the Corporations Act 2001, as lead auditor for the review of Genetic Technologies Limited for the half-year ended 31 December 2023, I declare that, to the best of my knowledge and belief, there have been:

a	no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the review; and

b	no contraventions of any applicable code of professional conduct in relation to the review.

Grant Thornton Audit Pty Ltd

Chartered Accountants

M A Cunningham

Partner – Audit & Assurance

Melbourne, 23 February 2024

www.grantthornton.com.au

ACN-130 913 594

Grant Thornton Audit Pty Ltd ACN 130 913 594 a subsidiary or related entity of Grant Thornton Australia Limited ABN 41 127 556 389 ACN 127 556 389. ‘Grant Thornton’ refers to the brand under which the Grant Thornton member firms provide assurance, tax and advisory services to their clients and/or refers to one or more member firms, as the context requires. Grant Thornton Australia Limited is a member firm of Grant Thornton International Ltd (GTIL). GTIL and the member firms are not a worldwide partnership. GTIL and each member firm is a separate legal entity. Services are delivered by the member firms. GTIL does not provide services to clients. GTIL and its member firms are not agents of, and do not obligate one another and are not liable for one another’s acts or omissions. In the Australian context only, the use of the term ‘Grant Thornton’ may refer to Grant Thornton Australia Limited ABN 41 127 556 389 ACN 127 556 389 and its Australian subsidiaries and related entities. Liability limited by a scheme approved under Professional Standards Legislation.

7

Genetic Technologies Limited

Condensed consolidated statement of profit or loss and comprehensive income

As at 31 December 2023

		31 December 2023	31 December 2022
	Notes	$	$
Revenue	3	3,958,682	4,153,947
Finance income		89,866	79,747
Other income		914,346	823,922

Changes in inventories		(70,810)	(6,527)

Raw materials		(1,685,622)	(2,141,158)
Commissions		(99,482)	(113,415)
Employee benefits expenses		(3,803,295)	(3,109,064)
Advertising and promotional expenses		(1,154,397)	(1,537,769)
Professional fees		(737,036)	(790,612)
Research and development expenses		(389,758)	(558,306)
Depreciation and amortisation		(280,665)	(330,187)
Impairment expenses		(1,332,917)	(280,725)
Other expenses		(1,815,323)	(1,782,292)
Finance costs		(12,853)	(15,872)
Loss from operations before income tax		(6,419,264)	(5,608,311)
Income tax credit		-	148,013
Loss for the period		(6,419,264)	(5,460,298)
Other comprehensive income
Items that may be reclassified to profit or loss:

Exchange (losses)/gains on translation of controlled foreign operations	4(b)	(14,647)	15,497
Other comprehensive income for the period; net of tax		(14,647)	15,497
Total comprehensive loss for the period is attributable to:
Owners of Genetic Technologies Limited		(6,433,911)	(5,444,801)

Loss per share for loss attributable to the ordinary equity holders of the Company:
Basic/diluted loss per share (cents per share)	5	5.56	0.06

The above condensed consolidated statement of profit or loss and comprehensive income should be read in conjunction with the accompanying notes.

8

Genetic Technologies Limited

Condensed consolidated statement of financial position

As at 31 December 2023

		31 December 2023	30 June 2023
	Notes	$	$
ASSETS
Current assets
Cash and cash equivalents		3,729,200	7,851,197
Trade and other receivables		1,115,450	1,921,657
Inventories		396,703	325,893
Other current assets		474,398	399,048
Total current assets		5,715,751	10,497,795
Non-current assets
Right-of-use assets		358,366	509,553
Property, plant and equipment		70,864	89,623
Goodwill	6	1,784,893	3,116,893
Other intangible assets		436,244	520,472
Deferred tax asset		100,744	121,901
Total non-current assets		2,751,111	4,358,442
Total assets		8,466,862	14,856,237
LIABILITIES
Current liabilities
Trade and other payables		1,916,682	1,617,333
Deferred income		764,464	849,212
Provisions		442,460	541,930
Lease liabilities		298,181	303,570
Total current liabilities		3,421,787	3,312,045
Non-current liabilities
Provisions		48,060	30,439
Lease liabilities		84,136	229,276
Deferred tax liability		100,744	121,901
Total non-current liabilities		232,940	381,616
Total liabilities		3,654,727	3,693,661
Net assets		4,812,135	11,162,576
EQUITY
Share capital		161,342,707	161,342,707
Reserves	4(b)	4,247,549	6,535,556
Accumulated losses		(160,778,121)	(156,715,687)
Total equity		4,812,135	11,162,576

The above condensed consolidated statement of financial position should be read in conjunction with the accompanying notes.

9

Genetic Technologies Limited

Condensed consolidated statement of changes in equity

For the half-year 31 December 2023

		Share capital	Other reserves	Retained earnings	Total equity
	Notes	$	$	$	$
Balance at 1 July 2023		161,342,707	6,535,556	(156,715,687)	11,162,576
Loss for the period		-	-	(6,419,264)	(6,419,264)
Other comprehensive gain		-	(14,647)	-	(14,647)
Total comprehensive income for the half- year		-	(14,647)	(6,419,264)	(6,433,911)
Share based payments expense	4(b)	-	83,470	-	83,470
Expiry of employee share options and performance rights		-	(2,356,830)	2,356,830	-
		-	(2,273,360)	2,356,830	83,470
Balance at 31 December 2023		161,342,707	4,247,549	(160,778,121)	4,812,135

		Share capital	Other reserves	Retained earnings	Total equity
	Notes	$	$	$	$
Balance at 1 July 2022		155,138,636	11,498,651	(150,206,216)	16,431,071
Loss for the period		-	-	(5,460,298)	(5,460,298)
Other comprehensive gain		-	15,497	-	15,497
Total comprehensive income for the half- year		-	15,497	(5,460,298)	(5,444,801)
Share based payments expense		-	42,401	-	42,401
		-	42,401	-	42,401
Balance at 31 December 2022		155,138,636	11,556,549	(155,666,514)	11,028,671

The above condensed consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

10

Genetic Technologies Limited

Condensed consolidated statement of cash flows

For the half-year 31 December 2023

	31 December 2023	31 December 2022
	$	$
Cash flows from operating activities
Receipts from customers	3,879,692	4,455,615
Payments to suppliers and employees	(9,639,697)	(10,587,443)
R&D tax incentive and other grants received	1,748,230	-
Net cash outflow from operating activities	(4,011,775)	(6,131,828)

Cash flows from investing activities
Payments to acquire businesses	-	(486,187)
Payments for property, plant and equipment	(28,239)	(3,114)
Interest received	118,222	79,747
Net cash outflow from investing activities	89,983	(409,554)

Cash flows from financing activities
Lease payments	(172,851)	(166,484)
Interest paid	(2,231)	-
Net cash outflow from financing activities	(175,082)	(166,484)

Net decrease in cash and cash equivalents	(4,096,874)	(6,707,866)
Cash and cash equivalents at the beginning of the financial year	7,851,197	11,731,325
Effects of exchange rate changes on cash and cash equivalents	(25,123)	21,729
Cash and cash equivalents at end of the half-year	3,729,200	5,045,188

The above condensed consolidated statement of cash flows should be read in conjunction with the accompanying notes.

11

Genetic Technologies Limited

Notes to the condensed consolidated financial statements

Half-year ended 31 December 2023

Note 1: Basis of preparation of half-year report

This condensed consolidated interim financial report for the half-year reporting period ended 31 December 2023 have been prepared in accordance with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Act 2001.

This interim report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 30 June 2023 and any public announcements made by Genetic Technologies Limited during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period and the adoption of the new and amended standards as set out below. The Interim Financial Statements have been approved and authorised for issue by the board of directors on 23 February 2024.

The consolidated financial statements of Genetic Technologies Limited group also comply with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

Going concern

For the half-year ended 31 December 2023, the group incurred a loss before income tax of $6,419,264 (2022: $5,608,311) and net assets as at 31 December 2023 were $4,812,135 (30 June 2023: $11,162,576). The group’s cash position at 31 December 2023 was $3,729,200 (30 June 2023: $7,851,197) and total net current assets of $2,293,964 (30 June 2023: $7,185,750).

The Company expects to continue to incur losses and cash outflows for the foreseeable future as it continues to invest resources in research and development activities for geneType risk assessment tests and to invest in the commercialisation activities for geneType, EasyDNA and AffinityDNA, via marketing, sales, and distribution channels.

The continuing viability of the Company and its ability to continue as a going concern and meet its debts and commitments as they fall due, is dependent on the satisfactory completion of an equity raising in the near future. To this end, an EGM has been scheduled for 20 March 2024, so that shareholders may approve the issue of up to 100% of its issued capital plus an attaching option/warrant. The Company has also recently signed an engagement letter with H.C. Wainwright to be its capital raising agent in the U.S. H.C. Wainwright have assisted the Company raise capital on several occasions, with the most recent raise occurring in February 2023. The Company does not currently have binding commitments from any party to subscribe for shares and any raise will be subject to maintaining active listing on the NASDAQ exchange as well as compliance with the Group’s obligations under ASX Listing Rule 7.1.

Due to the uncertainty surrounding the timing, quantum, or the ability to raise additional equity, there is a material uncertainty that may cast significant doubt on the Group’s ability to continue as a going concern and therefore, that it may be unable to realise its assets and discharge its liabilities in the normal course of business. However, the Directors believe that the Company will be successful in its equity raising endeavours, and has a strong track record in this regard, and accordingly, have prepared the financial report on a going concern basis. As such no adjustments have been made to the financial statements relating to the recoverability and classification of the asset carrying amounts or classification of liabilities that might be necessary should the Group not be able to continue as a going concern.

Note 2: Segment information

a.	Description of segments and principal activities

The Company has identified three reportable segments which is consistent with the internal reporting provided to the chief operating decision maker, the Chief Executive Officer.

The three reportable segments are:

●	EasyDNA: relates to EasyDNA branded test sales and expenses.
●	AffinityDNA: relates to AffinityDNA branded test sales and expenses.
●	geneType / Corporate: relates to geneType branded test sales and expense, including corporate charges.

12

Genetic Technologies Limited

Notes to the condensed consolidated financial statements

31 December 2023

Note 2: Segment information (continued)

b.	Business unit segments

The segment information for the reportable segments is as follows:

	EasyDNA	AffinityDNA	geneType/ Corporate	Total
31 December 2023	$	$	$	$
Segment revenue & other income
Revenue from contracts with customers	3,201,017	700,876	56,789	3,958,682
Other income	-	-	914,346	914,346
Finance income	-	-	89,866	89,866
Total segment revenue & other income	3,201,017	700,876	1,061,001	4,962,894
Segment expenses
Depreciation and amortisation	(87,216)	(24,549)	(168,900)	(280,665)
Finance costs	(532)	(995)	(11,326)	(12,853)
Raw materials and change in inventories	(1,455,722)	(299,142)	(1,568)	(1,756,432)
Commissions	(72,698)	(26,784)	-	(99,482)
Employee benefits expenses	(628,882)	(127,298)	(3,047,115)	(3,803,295)
Advertising and promotional expenses	(516,607)	(48,338)	(589,452)	(1,154,397)
Professional fees	(76,880)	(46,101)	(614,055)	(737,036)
Research and development expenses	-	-	(389,758)	(389,758)
Impairment expenses	(1,332,000)	-	(917)	(1,332,917)
Other expenses	(326,365)	(81,871)	(1,407,087)	(1,815,323)
Total segment expenses	(4,496,902)	(655,078)	(6,230,178)	(11,382,158)
Income tax credit	-	-	-	-
Profit/(Loss) for the period	(1,295,885)	45,798	(5,169,177)	(6,419,264)

13

Genetic Technologies Limited

Notes to the condensed consolidated financial statements

31 December 2023

Note 2: Segment information (continued)

	EasyDNA	AffinityDNA	geneType/ Corporate	Total
31 December 2022	$	$	$	$
Segment revenue & other income
Revenue from contracts with customers	3,813,482	330,777	9,688	4,153,947
Other income	-	-	823,922	823,922
Finance income	-	-	79,747	79,747
Total segment revenue & other income	3,813,482	330,777	913,357	5,057,616
Segment expenses
Depreciation and amortisation	(15,211)	(10,521)	(304,455)	(330,187)
Finance costs	(1,317)	(1,432)	(13,123)	(15,872)
Raw materials and change in inventories	(1,965,338)	(155,686)	(26,661)	(2,147,685)
Commissions	(97,918)	(15,497)	-	(113,415)
Employee benefits expenses	(777,593)	(64,277)	(2,267,194)	(3,109,064)
Advertising and promotional expenses	(946,757)	(13,572)	(577,440)	(1,537,769)
Professional fees	(1,710)	-	(788,902)	(790,612)
Research and development expenses	-	-	(558,306)	(558,306)
Impairment reversal/(expenses)	-	-	(280,725)	(280,725)
Other expenses	(462,753)	(56,973)	(1,262,566)	(1,782,292)
Total segment expenses	(4,268,597)	(317,958)	(6,079,372)	(10,665,927)
Income tax expenses	-	-	148,013	148,013
Loss for the period	(455,115)	12,819	(5,018,002)	(5,460,298)

Note 3: Revenue

	31 December 2023	31 December 2022
	$	$
Sales of EasyDNA branded tests - point in time	3,201,017	3,813,482
Sales of AffinityDNA branded tests - point in time	700,876	330,777
Sales of geneType branded tests - point in time	56,789	9,688
Revenue from contract with customers	3,958,682	4,153,947

Revenue recognition

The Company operates facilities that provide genetic testing services and recognises revenue as follows:

●	Revenues from the provision of genetic and clinical risk testing for cancer and other serious diseases under the geneType brand are recognised at a point time when the Company has provided the customer with their test results, the single performance obligation.
●	Revenue from provision of genetic test direct to consumer under the EasyDNA and AffinityDNA brand is recognised at a point in time when the Company has provided the customer with their test results, the single performance obligation.

14

Genetic Technologies Limited

Notes to the condensed consolidated financial statements

31 December 2023

Note 4: Equity

a.	Quoted securities - movement in ordinary shares on issue

	Number of Ordinary Shares	Total $
Balance at 1 July 2022	9,233,965,143	155,138,636
Shares issued during the financial year	2,307,693,000	7,172,399
Performance rights exercised	-	82,688
Transaction costs arising from shares issued	-	(916,060)
Valuation of warrants	-	(134,956)
At 30 June 2023	11,541,658,143	161,342,707

	Number of Ordinary Shares	Total $
Balance at 1 July 2023	11,541,658,143	161,342,707
Share consolidation*	(11,426,240,897)	-
At 31 December 2023	115,417,246	161,342,707

*	On 18 December 2023 GTG undertook a share consolidation of its equity securities on the basis of 1 security for every 100 securities held. Shareholders approved the equity consolidation at the 2023 Annual General Meeting (AGM).

b.	Unquoted securities - movement in performance rights, options and warrants

No unquoted performance shares or options were issued during the half-year ended 31 December 2023 (2022 NIL). A total of 8,400,000 options, before consolidation, lapsed during the period (2022: 479,500,000). During the reporting period a further 1,500,000 warrants were issued to a capital raising agent, connected with the capital raised in February 2023 and approved by shareholders at the 2023 AGM (2022 NIL).

	Performance Rights	Options and warrants	Total	Total
	Number	Number	Number	$
Balance at 1 July 2023	225,000,000	277,166,778	502,166,778	5,688,148
Share based payments expense	-	-	-	83,470
Forfeited performance rights	(125,000,000)	-	(125,000,000)	(2,356,830)
Lapsed options	-	(8,400,000)	(8,400,000)	-
Balance before share consolidation	100,000,000	268,766,778	368,766,778	3,414,788
Share consolidation*	(99,000,000)	(266,079,110)	(365,079,110)	-
Warrants issued#		1,942,500	1,942,500	-
At 31 December 2023	1,000,000	4,630,168	5,630,168	3,414,788

*	On 18 December 2023 GTG undertook a share consolidation of its equity securities on the basis of 1 security for every 100 securities held. Shareholders approved the equity consolidation at the 2023 AGM.

#	Made up of the issue of 1,500,000 warrants to the company’s capital raising agent during the reporting period plus an additional 442,500 warrants that were not reported in the prior half year financial report.

15

Genetic Technologies Limited

Notes to the condensed consolidated financial statements

31 December 2023

Note 4: Equity

b.	Unquoted securities - movement in performance rights, options and warrants (continued)

	Performance Rights	Options and Warrants	Total	Total
	Number	Number	Number	$
Balance at 1 July 2022	265,000,000	756,666,778	1,021,666,778	10,751,832
Share based payments expense	-	-	-	333,829
Forfeited performance rights	(40,000,000)	-	(40,000,000)	(291,428)
Lapsed options	-	(479,500,000)	(479,500,000)	-
At 31 December 2022	225,000,000	277,166,778	502,166,778	10,794,233

c.	Other reserves

	Share based payments	Foreign currency translation	Total
	$	$	$
Balance at 1 July 2023	5,688,148	847,408	6,535,556
Currency translation differences	-	(14,647)	(14,647)
Other comprehensive income for the period	-	(14,647)	(14,647)
Share based payments expense	83,470	-	83,470
Expired performance rights and options	(2,356,830)	-	(2,356,830)
At 31 December 2023	3,414,788	832,761	4,247,549

	Share based payments	Foreign currency translation	Total
	$	$	$
Balance at 1 July 2022	10,751,832	746,819	11,498,651
Currency translation differences	-	15,497	15,497
Other comprehensive income for the period	-	15,497	15,497
Share based payments expense	333,829	-	333,829
Forfeited performance rights	(291,428)	-	(291,428)
At 31 December 2022	10,794,233	762,316	11,556,549

16

Genetic Technologies Limited

Notes to the condensed consolidated financial statements

31 December 2023

Note 5: Loss per share

a.	Reconciliation of earnings used in calculating earnings per share

	31 December 2023	31 December 2022
	$	$
Basic earnings per share:
Loss attributable to the ordinary equity holders of the Company used in calculating basic/diluted earnings per share:
From continuing operations	(6,419,264)	(5,460,298)

b.	Weighted average number of shares used as denominator

	31 December 2023	31 December 2022
	Number	Number
Weighted average number of ordinary shares used as the denominator in calculating basic and diluted loss per share *	115,417,246	9,233,965,143
Basic/diluted loss per share (cents per share)	5.56	0.06

*	The calculation of diluted loss per share - potential ordinary shares are considered anti-dilutive, therefore diluted loss per share is equivalent to basic loss per share.

Note 6: Goodwill

The following table shows the movements in goodwill:

	31 December 2023	30 June 2023
	$	$
Gross carrying amount
Balance at beginning of period	4,961,893	4,506,653
Acquired through business combination	-	455,240
Balance at end of period	4,961,893	4,961,893
Accumulated impairment
Balance at beginning of period	(1,845,000)	-
Impairment loss recognised	(1,332,000)	(1,845,000)
Balance at end of period	(3,177,000)	(1,845,000)
Carrying amount at the end of the period	1,784,893	3,116,893

17

Genetic Technologies Limited

Notes to the condensed consolidated financial statements

31 December 2023

Note 7: Related party transactions

a.	Parent entities

i.	Ultimate parent

Genetic Technologies Limited is the ultimate Australian parent Company. As at the date of this report, no shareholder controls more than 50% of the issued capital of the Company.

b.	Transactions with other related parties

During the half-year ended 31 December 2023, the only transactions between entities within the group and other related parties are as listed below. Except where noted, all amounts were charged on similar to market terms and at commercial rates.

i.	Mr Peter Rubinstein (Non-Executive Director and Chairman)

During the financial year ended June 30, 2020, the board of directors approved the payment of consulting services to Non-Executive Director and current Chairman, Mr Peter Rubinstein, for his advice relating to capital raises, compliance, NASDAQ hearings and investor relations. The services were procured through Mr Peter Rubinstein’s associate entity ValueAdmin.com Pty Ltd. During the current reporting period these consulting fees amounted to $33,000 (2022: $33,000).

ii.	Dr George Muchnicki (Executive Director)

During the reporting period the board of directors approved the payment of consulting services to Executive Director, Dr George Muchnicki, for his advice relating to precision genomics. The services were procured through Dr Muchnicki’s asso- ciate entity, JGM Investment Group. During the current reporting period these consulting fees amounted to $11,000 (2022: NIL).

Note 8: Events occurring after the reporting period

On 20 February 2024, shareholders were informed that an Extraordinary General Meeting (EGM) was to be held on 20 March 2024. The item of business for this meeting is to provide approval for the issuance of up to an additional 100% of the Company’s issued capital and an attaching option/warrant. The passing of the resolution for this item of business will provide the Company with the flexibility to raise capital up to this amount, for up to 3 months, following the approval of shareholders.

On 15 February 2024, GTG announced the resignation of independent Non-executive Director, Mr Nick Burrows, and its intention to appoint two new directors with significant commercial experience.

No other matter or circumstance has arisen since 31 December 2023 that has significantly affected or may significantly affect:

(a)	the Group’s operations in future years; or

(b)	the results of those operations in future years; or

(c)	the Group’s state of affairs in future years.

18

Genetic Technologies Limited

Directors’ declaration

31 December 2023

In the Directors’ opinion:

a.	the financial statements and notes set out on pages 8 to 18 are in accordance with the Corporations Act 2001, including:

i.	complying with AASB 134 Interim Financial Reporting, the Corporations Regulations 2001 and other mandatory professional reporting requirements, and

ii.	giving a true and fair view of the consolidated entity’s financial position as at 31 December 2023 and of its performance for the half-year ended on that date, and

b.	there are reasonable grounds to believe that the Genetic Technologies Limited will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of Directors.

Mr Peter Rubinstein Director

Melbourne

23 February 2024

19

Grant Thornton Audit Pty Ltd
Level 22 Tower 5 Collins Square 727 Collins Street
Melbourne VIC 3008
GPO Box 4736
Melbourne VIC 3001
T +61 3 8320 2222

Independent Auditor’s Review Report

To the Members of Genetic Technologies Limited

Report on the half year financial report

Conclusion

We have reviewed the accompanying half year financial report of Genetic Technologies Limited (the Company) and its subsidiaries (the Group), which comprises the consolidated condensed statement of financial position as at 31 December 2023, and the consolidated condensed statement of profit or loss and other comprehensive income, consolidated condensed statement of changes in equity and consolidated condensed statement of cash flows for the half year ended on that date, a summary of significant accounting policies and other explanatory information, and the directors’ declaration.

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the accompanying half-year financial report of Genetic Technologies Limited does not comply with the Corporations Act 2001 including:

a	giving a true and fair view of the Group’s financial position as at 31 December 2023 and of its performance for the half year ended on that date; and
b	complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001.

Basis for Conclusion

We conducted our review in accordance with ASRE 2410 Review of a Financial Report Performed by the Independent Auditor of the Entity. Our responsibilities are further described in the Auditor’s Responsibilities for the Review of the Financial Report section of our report. We are independent of the Company in accordance with the auditor independence requirements of the Corporations Act 2001 and the ethical requirements of the Accounting Professional and Ethical Standards Board’s APES 110 Code of Ethics for Professional Accountants (including Independence Standards) (the Code) that are relevant to our audit of the annual financial report in Australia. We have also fulfilled our other ethical responsibilities in accordance with the Code.

www.grantthornton.com.au

ACN-130 913 594

Grant Thornton Audit Pty Ltd ACN 130 913 594 a subsidiary or related entity of Grant Thornton Australia Limited ABN 41 127 556 389 ACN 127 556 389. ‘Grant Thornton’ refers to the brand under which the Grant Thornton member firms provide assurance, tax and advisory services to their clients and/or refers to one or more member firms, as the context requires. Grant Thornton Australia Limited is a member firm of Grant Thornton International Ltd (GTIL). GTIL and the member firms are not a worldwide partnership. GTIL and each member firm is a separate legal entity. Services are delivered by the member firms. GTIL does not provide services to clients. GTIL and its member firms are not agents of, and do not obligate one another and are not liable for one another’s acts or omissions. In the Australian context only, the use of the term ‘Grant Thornton’ may refer to Grant Thornton Australia Limited ABN 41 127 556 389 ACN 127 556 389 and its Australian subsidiaries and related entities. Liability limited by a scheme approved under Professional Standards Legislation.

20

Material uncertainty related to going concern

We draw attention to Note 1 in the financial report, which indicates that for the period ended 31 December 2023, the Group incurred a loss before income tax of $6,419,264 and net assets as at 31 December 2023 were $4,812,135. The Group’s cash position at 31 December 2023 was $3,729,200 and total net current assets of $2,293,964. As stated in Note 1, these events or conditions, along with other matters as set forth in Note 1, indicate that a material uncertainty exists that may cast significant doubt on the Group’s ability to continue as a going concern. Our conclusion is not modified in respect of this matter.

Directors’ responsibility for the half-year financial report

The Directors of the Company are responsible for the preparation of the half-year financial report that gives a true and fair view in accordance with Australian Accounting Standards and the Corporations Act 2001 and for such internal control as the Directors determine is necessary to enable the preparation of the half-year financial report that gives a true and fair view and is free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express a conclusion on the half-year financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 Review of a Financial Report Performed by the Independent Auditor of the Entity, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the half year financial report is not in accordance with the Corporations Act 2001 including giving a true and fair view of the Group’s financial position as at 31 December 2023 and its performance for the half-year ended on that date, and complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Grant Thornton Audit Pty Ltd

Chartered Accountants

M A Cunningham

Partner – Audit & Assurance

Melbourne, 23 February 2024

Grant Thornton Audit Pty Ltd

21